Exhibit 3.5

Bylaw Amendment Effective January 31, 2013

Effective January 31, 2013, Aetrium Incorporated adopted the following amendment to its bylaws:

Article III, Section 6 of the bylaws is hereby amended and replaced in its entirety as follows:

Section 6. Calling Meetings. Meetings of the Board of Directors may be called by (i) the Chief Executive Officer on two (2) days’ notice or (ii) any director on ten (10) days’ notice, to each director, either personally, by telephone or by mail, email or telegram. Every such notice shall state the date, time and place of the meeting. Notice of a meeting called by a person other than the Chief Executive Officer shall state the purpose of the meeting.